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February 27, 2013


Securities and Exchange Commission                                    VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Account
     Post-Effective Amendment No. 1 to Registration Statement
     on Form N-6 (File Nos. 333-183590 and 811-22093
     -------------------------------------------------

Commissioners:

On behalf of Minnesota Life Insurance Company ( the "Company"), enclosed is Post-Effective Amendment No. 1 (the "Amendment") to the registration statement on Form N-6 for Minnesota Life Individual Variable Universal Life Account. The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the "Securities Act"), to add two fixed indexed account options under the variable universal life insurance policy (the "Policy") described in the prospectus to the Amendment as well as a Guaranteed Income Agreement and Income Protection Agreement Riders under the Policy. Certain clarifying and updating changes are also set forth in the prospectus and statement of additional information to the Amendment.

Additional updating changes, as well as financial statements and certain required exhibits, will be included in a subsequent post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act on or before May 1, 2013.

Please do not hesitate to call the undersigned at (651) 665-4593 or Thomas Bisset at (202) 383-0118 if you have any questions or comments concerning the filing.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

cc: Thomas Bisset,
    Sutherland Asbill & Brennan LLP

TEW:tmy